Exhibit 12.1

Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)	Three-Months Ended May 31,		Six-Months Ended May 31,

	2002	2003	2002	2003

Income (Loss) from continuing operations before taxes	$(20,703)	$11,972	$(26,498)	$14,309
Fixed Charges:
Interest	10,915	9,043	21,696	18,146
Interest factor portion of rentals	480	413	960	825

	11,395	9,456	22,656	18,971

Earnings (Loss) before fixed charges	$(9,308)	$21,428	$(3,842)	$33,280

Preferred stock dividends accreted or accrued	$3,719	$4,169	$7,231	$8,106

Ratio of earnings to fixed charges and preferred stock dividends	N/A	1.57x	N/A	1.23x

Earnings inadequate to cover fixed charges and preferred stock Dividends	$24,422	N/A	$33,729	N/A